SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

BVR SYSTEMS (1998) LTD. REPORTS THIRD QUARTER RESULTS FOR 2004 AND FIRST
OPERATING PROFIT IN NINE QUARTERS

Rosh Ha’ayin, Israel – November 10, 2004 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $52 thousand, or $0.00 per share for third quarter of 2004, compared with a net loss of $2.3 million, or $0.21 per share for the third quarter of 2003. Net loss for the first nine months of 2004 was $1.2 million or $0.01 per share, compared with a net loss of $4.2 million or $0.39 per share for the first nine months of 2003.

Revenues for the third quarter of 2004 were $3.7 million, compared with revenues of $2.6 million for the third quarter of 2003. For the first nine months of 2004, BVR’s revenues were $9.1 million compared with revenues in the first nine months of 2003 of $12.9 million.

Gross profit for the third quarter of 2004 was $0.9 million, compared with a gross loss of $0.5 for the third quarter of the previous year. For the first nine months of 2004, gross profit was $1.3 million, the same as the first nine months of 2003.

Operating profit for the third quarter of 2004 was $0.2 million, compared with an operating loss of $2.1 million for the same period last year. Operating loss for the first nine months of 2004 was $1.0 million compared with an operating loss of $3.6 million for first nine months of 2003.

BVR’s order backlog at the end of the third quarter was approximately $18.6 million.

Commenting on the results said Mr. Ilan Gillies, BVR Systems CEO: “We are very pleased with the results reported today, as they provide validation to our several months’ efforts to better control our costs as well as streamline our operations. The improved financial results, coupled with the continued trust and support by our shareholders will enable us to focus our efforts and gain new projects, customers and business. The recent announcements regarding new projects won by BVR and the results released today indicate our renewed ability” concluded Gillies.

On September 30, 2004, Chun Holdings L.P., BVR’s controlling shareholder, exercised warrants to purchase 6,666,667 ordinary shares in consideration for $1.20 million in cash. The total consideration for the exercise of warrants into ordinary shares by Chun during the third quarter of 2004 was $3.20 million which replaced Chun’s obligation to provide the Company with a credit line in the same amount. This was in addition to the previously reported financing round of $12 million and an arrangement with the company’s banks. The total round of investment is therefore at the value of $15.2 million and the company equity as of September 30, 2004 is $3.6 million.

BVR Systems (1998) Ltd., (OTCBB:BVRSF.OB) is a world leader in advanced defense training and simulation systems.
For more information visit the Company’s web site at http://www.bvrsystems.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Reuven Shahar, CFO, BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	September 30		December 31
	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	3,454	231	1,627
Restricted bank deposits	1,380	1,950	-
Trade receivables	5,051	7,131	4,094
Work in progress	55	51	102
Other receivables and prepaid expenses	713	846	763
Inventories	2,216	3,682	2,339

Total current assets	12,869	13,891	8,925

Investments and loans	1,169	157	1,318

Fixed assets

Cost	9,639	9,544	9,538
Less - accumulated depreciation	8,741	8,245	8,378

Fixed assets, net	898	1,299	1,160

Total assets	14,936	15,347	11,403

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	September 30		December 31
	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Short-term bank credit	565	12,471	10,116
Trade payables	2,703	3,892	3,268
Excess of advances from customers over amounts
recognized as revenue	4,279	3,064	3,586
Other payables and accrued expenses	2,536	3,203	3,118
Short-term loan from related party	-	-	430

Total current liabilities	10,083	22,630	20,518

Long-term liabilities
Long-term bank loans	1,033	-	-
Long-term loans from others	120	-	601
Liability for employee severance benefits, net	56	534	460

Total long-term liabilities	1,209	534	1,061

Shareholders' equity (deficit)
Share capital	21,236	2,529	2,529
Additional paid-in capital	17,753	21,408	21,408
Accumulated deficit	(35,345)	(31,754)	(34,113)

	3,644	(7,817)	(10,176)

Total liabilities and shareholders' equity	14,936	15,347	11,403

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31
	2004	2003	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Income from sales	9,096	11,693	3,655	2,465	13,218
Income from royalties
and commissions	-	1,254	-	140	1,249

Total income	9,096	12,947	3,655	2,605	14,467

Cost of sales	7,751	11,647	2,713	3,104	13,625

Gross profit (loss)	1,345	1,300	942	(499)	842

Operating expenses:

Research and development	120	531	35	243	693
Selling and marketing	824	1,506	258	367	1,778
General and administrative	1,398	2,912	460	1,012	4,016

Operating profit (loss)	(997)	(3,649)	189	(2,121)	(5,645)

Financial expenses, net	(377)	(474)	(122)	(118)	(707)
Other income, net	192	11	-	-	55

Profit (loss) before income
taxes	(1,182)	(4,112)	67	(2,239)	(6,297)
Income tax expenses	(50)	(75)	(15)	(25)	(249)

Net profit (loss) for the period	(1,232)	(4,187)	52	(2,264)	(6,546)

Profit (loss) per share:

Basic and diluted profit (loss)
per share (in US$)	(0.01)	(0.39)	0.00	(0.21)	(0.61)

Weighted-average number of
ordinary shares of nominal
NIS 1.00 par value
outstanding (in thousands)
used in basic and diluted
profit (loss) per share
calculation	96,491	10,661	132,483	10,661	10,661

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: November 11, 2004